UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2016 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 1, 2017 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F. In this document, “PEMEX” refers to Petróleos Mexicanos, the following seven operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene) (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 4 to the consolidated financial statements included in the Form 20-F.

Exchange Rates

On November 3, 2017, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 19.189 = U.S. $1.00.

Exploration and Production

On November 3, 2017, we announced the discovery of onshore light crude oil and gas reservoirs at the Ixachi-1 well in the state of Veracruz, Mexico, which we believe may contain over 1,500 million barrels of oil equivalent. We believe that this discovery represents our largest onshore discovery in 15 years and that production can be accelerated due to the proximity of the reservoirs to existing infrastructure and to the Sistema Nacional de Gasoductos (National Gas Pipeline System).

Selected Financial Data

The selected financial data as of December 31, 2016 is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of September 30, 2017 and for the nine-month periods ended September 30, 2016 and 2017 is derived from the unaudited condensed consolidated interim financial information of PEMEX.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31, 2016	September 30,(2)
		2016	2017
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	755,696	1,002,400
Operating income	n.a.	193,459	173,852
Financing income	n.a.	6,637	11,753
Financing cost	n.a.	68,810	76,970
Derivative financial instruments income—Net	n.a.	(2,843)	24,982
Exchange gain (loss)—Net	n.a.	(178,142)	174,236
Net income (loss) for the period	n.a.	(263,802)	18,908
Statement of Financial Position Data (end of period)
Cash and cash equivalents	163,532	n.a.	146,122
Total assets	2,329,886	n.a.	2,235,765
Long-term debt	1,807,004	n.a.	1,736,190
Total long-term liabilities	3,136,704	n.a.	3,093,097
Total (deficit) equity	(1,233,008)	n.a.	(1,223,504)
Statement of Cash Flows
Depreciation and amortization	n.a.	93,223	109,943
Acquisition of wells, pipelines, properties, plant and equipment (3)	n.a.	90,874	35,711
Other Financial Data
Ratio of earnings to fixed charges(4)(5)	—	—	1.0

Note: n.a. = Not applicable.

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 4 to the consolidated financial statements included in the Form 20-F.
(2)	Unaudited.
(3)	Includes capitalized finance cost.
(4)	Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus distributed income of equity investees. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period, plus amortization premiums related to indebtedness and plus the estimated interest on rental expense. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness.
(5)	Earnings for the year ended December 31, 2016 and for the nine-months ended September 30, 2016 were insufficient to cover fixed charges, which exceeded earnings by Ps. 236,780 million and Ps. 256,595 million respectively.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX as of September 30, 2017.

	As of September 30, 2017(1)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps. 1,475,041	U.S.$	81,056
Long-term domestic debt	261,150		14,351

Total long-term debt(2)	1,736,191		95,406

Certificates of Contribution “A”(3)	356,544		19,593
Mexican Government contributions to Petróleos Mexicanos	43,731		2,403
Legal reserve	1,002		55
Accumulated other comprehensive result	(172,748)		(9,493)
(Deficit) from prior years	(1,471,863)		(80,881)
Net income for the period	18,899		1,039

Total controlling interest	(1,224,435)		(62,686)
Total non-controlling interest	929		51

Total (deficit) equity	(1,223,506)		(62,634)

Total capitalization	Ps. 512,685	U.S. $	29,526

Note: Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 18.1979 = U.S. $1.00 as of September 30, 2017. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	Total long-term debt does not include short-term indebtedness of Ps. 192,225 million (U.S. $10,563 million) as of September 30, 2017.
(3)	Equity instruments held by the Federal Government of Mexico (which we refer to as the Mexican Government).

Source: PEMEX’s unaudited condensed consolidated financial information.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial information. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F.

	Nine months ended September 30,(1)
	2016	2017(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps. 472,608	Ps. 642,135	U.S. $	35,286
Export	272,766	348,691		19,161
Services income	10,322	11,574		636

Total sales	755,696	1,002,400		55,083
Impairment of wells, pipelines, plant and equipment	(99,035)	36,481		2,005
Cost of sales	584,546	699,570		38,442

Gross income	270,185	266,349		14,636
General expenses	102,235	105,806		5,814
Other revenues and expenses—Net	25,509	13,310		731

Operating income	193,459	173,853		9,553
Financing income	6,637	11,753		646
Financing cost	68,810	76,970		4,230
Derivative financial instruments income (cost)—Net	2,843	24,982		1,373
Exchange loss (gain)—Net	(178,142)	174,236		9,575
Profit (loss) sharing in associates	733	112		6

Income (loss) before taxes, duties and other	(43,280)	307,966		16,923
Total taxes, duties and other	220,522	289,058		15,884

Net income (loss) for the period	(263,802)	18,908		1,039
Other comprehensive results for the period	12,937	(9,404)		(517)

Comprehensive result for the period	Ps. (250,865)	Ps. 9,504	U.S. $	522

Note: Numbers may not total due to rounding.

(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 18.1979 = U.S. 1.00 at September 30, 2017. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial information.

Total Sales

Total sales increased by 32.6%, or Ps. 246.7 billion, in the first nine months of 2017, from Ps. 755.7 billion in the first nine months of 2016 to Ps. 1,002.4 billion in the first nine months of 2017, mainly due to (i) a 35.9% increase in domestic sales, arising from a Ps. 205.3 billion increase in prices, offset by a Ps. 35.8 billion decrease in volume; (ii) a 27.8% increase in export sales, resulting from a Ps. 75.5 billion increase in prices, a Ps.12.3 billion increase due to the impact of the average U.S. dollar exchange rate, which was offset by a Ps. 12.0 billion decrease in volume; and (iii) a 12.6% increase in service income, as a result of an increase in transportation services provided by Pemex Logistics to CENAGAS and an increase in freight services provided by Pemex Industrial Transformation to third parties.

Cost of Sales

Cost of sales increased by 19.7%, from Ps.584.5 billion in the first nine months of 2016 to Ps.699.6 billion in the first nine months of 2017. This increase was mainly due to an increase of Ps. 98.1 billion in import purchases, which increase was partially offset by a Ps. 22.2 billion decrease in the cost of unsuccessful wells due to the improved success rate in the drilling of wells and a decrease of Ps. 5.8 billion in operating expenses, mainly due to the cost saving measures implemented pursuant to our business plan for the five-year period from 2017 through 2021.

Net Impairment of Wells, Pipelines, Properties, Plant and Equipment

Net impairment of wells, pipelines, plant and equipment increased by Ps. 135.5 billion in the first nine months of 2017 as compared to the first nine months of 2016, from the recognition of reversal of impairment of Ps. 99.0 billion as of June 30, 2016, mainly in the cash generating units of Pemex Exploration and Production.

Operating Expenses

Total operating expenses (distribution, transportation, and sales expenses and administrative expenses) increased by 3.5% in the first nine months of 2017, from Ps. 102.2 billion in the first nine months of 2016 to Ps. 105.8 billion in the first nine months of 2017 .

Other Revenues / Expenses, Net

Other revenues, net, decreased by Ps.12.2 billion in the first nine months of 2017, from net revenues of Ps. 25.5 billion in the first nine months of 2016 to net revenues of Ps. 13.3 billion in the first nine months of 2017. This decrease was mainly due to the profit from the sale of shares of Gasoductos de Chihuahua that was recognized in 2016.

Financing Income and Costs and Derivative Financial Instruments Income (Cost), Net

Financial income increased by Ps. 5.1 billion in the first nine months of 2017, from Ps. 6.6 billion in the first nine months of 2016 to Ps. 11.7 billion in the first nine months of 2017, mainly due to interest income we earned from promissory notes issued by the Mexican Government in relation to its assumption of some of the liabilities for employee benefits. For more information on the assumption of these liabilities, see “Item 5—Critical Accounting Policies—Employee Benefits” in the Form 20-F.

Financing costs increased by Ps. 8.2 billion in the first nine months of 2017, from Ps. 68.8 billion in the first nine months of 2016 to Ps. 77.0 billion in the first nine months of 2017, mainly due to an increase in interest expenses in the first nine months of 2017 as a result of higher levels of indebtedness.

Derivative financial instruments income (cost), net, increased by Ps. 22.1 billion in the first nine months of 2017, from income of Ps. 2.8 billion in the first nine months of 2016 to an income of Ps. 24.9 billion in the first nine months of 2017, mainly due to the volatility of market variables involved in the fair value valuation, the depreciation of the U.S. dollar against the euro, the Japanese yen, and the British pound sterling, which are the currencies PEMEX hedges, and to the effects of the restructuring of certain financial derivative instruments.

Foreign Exchange Income (Loss), Net

A substantial portion of our debt, 85.0% as of September 30, 2017, is denominated in foreign currency. Foreign exchange income increased by Ps. 352.4 billion, from a foreign exchange loss of Ps. 178.1 billion in the first nine months of 2016 to a foreign exchange income of Ps. 174.2 billion in the first nine months of 2017, mainly as a result of the appreciation of the peso against the U.S. dollar.

Taxes, Duties and Other

Hydrocarbon extraction duties and other duties and taxes paid increased by 31.1% in the first nine months of 2017, from Ps. 220.5 million in the first nine months of 2016 to Ps.289.0 million in the first nine months of 2017, mainly due to the 33.0% increase in the weighted average export price of Mexican crude oil, from U.S. $33.47 per barrel in the first nine months of 2016 to U.S. $44.51 per barrel in the first nine months of 2017. Income related duties and taxes represented 28.8% and 29.2% of total sales in the first nine months of 2017 and 2016, respectively.

Net Income/Loss

In the first nine months of 2017, we had net income of Ps. 18.9 billion, as compared to a net loss of Ps. 263.8 billion in the first nine months of 2016.

The increase in net income was mainly the result of the following:

•	Ps. 352.4 billion increase in foreign exchange gain, mainly due to the 11.9% appreciation of the peso against the U.S. dollar, and

•	Ps. 246.7 billion increase in total sales, mainly due to the increase in average sales prices of our petroleum products, as a result of increase in the weighted average Mexican export crude oil price.

This increase was partially offset by the following:

•	Ps. 115.0 billion increase in the cost of sales,

•	Ps. 135.5 billion increase in the impairment of wells, pipelines, properties, plant and equipment, and

•	Ps. 68.5 billion increase in taxes and other duties, mainly due to the increase in the weighted average price of the export price of Mexican crude oil.

Other Comprehensive Results

In the first nine months of 2017, we reported a net loss of Ps. 9.4 billion in other comprehensive results as compared to net income of Ps.12.9 billion in the first nine months of 2016, mainly due to an increase in the loss from the foreign currency translation effect due to the appreciation of the peso against the U.S. dollar.

Liquidity

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of September 30, 2017 and December 31, 2016.

As of
	September 30, 2017	December 31, 2016
(millions of pesos)
Borrowing base under lines of credit	Ps. 98,269	Ps. 99,174
Cash and cash equivalents	146,123	163,533

Liquidity	Ps. 244,392	Ps. 262,707

Business Overview

Set forth below are selected summary operating data relating to PEMEX.

	Nine months ended September 30,
	2016		2017		Change	%
Operating Highlights
Production
Crude oil (tbpd)		2,182		1,972	(210)	(9.6)
Natural gas (mmcfpd)		5,894		5,163	(731)	(12.4)
Petroleum products (tbpd)		968		807	(161)	(16.6)
Dry gas from plants (mmcfpd)		3,117		2,748	(369)	(11.8)
Natural gas liquids (tbpd)		315		294	(21)	(6.7)
Petrochemicals (tt)(1)		3,206		2,675	(531)	(16.6)
Average crude oil exports (tbpd)(2)
Olmeca		116.72		25.33	(91)	(78.3)
Isthmus		154.91		75.71	(79)	(51.1)
Maya		909.38		1,004.37	95	10.4

Total		1,181.01		1,105.41	(76)	(6.4)
Value of crude oil exports (value in millions of U.S. dollars)(2)	U.S. $	3,643.26	U.S. $	4,457.32	814.1	22.3
Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S. $	39.30	U.S. $	52.29	13.0	33.1
Isthmus		35.89		47.67	11.8	32.8
Maya		32.93		43.90	11.0	33.3

Weighted average price(4)		33.57		44.23	10.66	31.75
West Texas Intermediate crude oil average price per barrel(5)	U.S. $	41.53	U.S. $	49.33	7.80	18.78

Notes: Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

tt = thousands of tons

(1)	Includes ethane and sulfur from Pemex Industrial Transformation for the six months ended September 30, 2016.
(2)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of September 30, 2017.
(3)	Average price during period indicated based on billed amounts.
(4)	On November 7, 2017, the weighted average price of PEMEX’s crude oil export mix was U.S. $54.71 per barrel.
(5)	On November 7, 2017, the West Texas Intermediate crude oil spot price was U.S. $57.20 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Mexican Government Audits and Other Investigations

On October 8, 2017, the Secretaría de la Función Pública (Ministry of the Public Function, or SFP), through the Liabilities Unit in Petróleos Mexicanos, announced that on September 25, 2017 it had initiated two new administrative sanctioning procedures as a result of new administrative irregularities of Ps. 2.5 million related to the execution of a public work contract in our Miguel Hidalgo refinery in Tula, Hidalgo involving an affiliate of Odebrecht S.A. (or Odebrecht) and a public officer of Pemex Industrial Transformation. The probable administrative liability will be determined once all procedures are complete. There are six other administrative sanctioning procedures initiated by the SFP in June and August against Odebrecht’s affiliates, their legal representatives and public servants involved.

On November 2, 2017, we announced that we would address the observations made by Mexico’s Auditoría Superior de la Federación (Federal Superior Auditor) regarding various contracts entered into with Compañía Norberto Odebrecht, S.A. for our Tula and Salamanca refineries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Carlos Caraveo Sánchez
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: November 8, 2017

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.